Exhibit 11

Statement of Computation of Per Share Earnings

The composition of basic and diluted earnings per share were as follows for:

(Dollars in thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Net income available to common stockholders	$18,156	$8,473	$32,206	$15,586

Weighted average number of common shares outstanding	43,334,441	41,319,057	43,132,398	41,316,958
Effect of stock options	27,114	143,537	24,429	160,906
Weighted average diluted number of common shares outstanding	43,361,555	41,462,594	43,156,827	41,477,864

Basic earnings per share	$0.42	$0.21	$0.75	$0.38
Diluted earnings per share	$0.42	$0.20	$0.75	$0.38